UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Thompson Creek Metals Company Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
884768102
(CUSIP Number)
October 10, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	884768102

1	NAMES OF REPORTING PERSONS Les Mines Opinaca Ltee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,607,294*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

14,607,294*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,607,294

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*Includes 709,098 shares of the Issuer’s common stock, no par value, issuable upon exercise of 13,636,5000 warrants originally issued by Terrane Metals Corp. (“Terrane”). Terrane was acquired from Goldcorp Inc., the parent of Les Mines Opinaca Ltee, by the Issuer on October 10, 2010.

CUSIP No.	884768102

1	NAMES OF REPORTING PERSONS Goldcorp Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,607,294*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

14,607,294*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,607,294

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*Includes 709,098 shares of the Issuer’s common stock, no par value, issuable upon exercise of 13,636,5000 warrants originally issued by Terrane Metals Corp. (“Terrane”). Terrane was acquired from Goldcorp Inc. by the Issuer on October 10, 2010.

CUSIP No.	884768102

Item 1(a)	Name of Issuer:

Thompson Creek Metals Company Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

26 West Dry Creek Circle, Suite 810, Littleton, Colorado

Item 2(a)	Name of Person Filing:

Les Mines Opinaca Ltee (“Les Mines”) and Goldcorp Inc. (“Goldcorp”). Les Mines, which is the record owner of the shares of Common Stock, no par value, of the Issuer, is a wholly-owned subsidiary of Goldcorp.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

For both Les Mines and Goldcorp:

Suite 3400 — 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

Item 2(c)	Citizenship:

Les Mines: Canada

Goldcorp: Ontario, Canada

Item 2(d)	Title of Class of Securities:

Common Stock, no par value (the “Common Stock”)

Item 2(e)	CUSIP Number:

884768102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	884768102

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

The Reporting Persons’ calculation of their percentage ownership of the Common Stock of the Issuer is based upon 164,315,150 shares of Common Stock issued and outstanding as of November 4, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2010.

(a)	Amount beneficially owned:

The following information is correct for both Les Mines and Goldcorp:

14,607,294. Includes 709,098 shares of the Issuer’s common stock, no par value, issuable upon exercise of 13,636,5000 warrants originally issued by Terrane. Terrane was acquired from Goldcorp by the Issuer on October 10, 2010.

(b)	Percent of class:

8.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

0

	(ii)	Shared power to vote or to direct the vote

14,607,294

	(iii)	Sole power to dispose or direct the disposition of

0

	(iv)	Shared power to dispose or to direct the disposition of

14,607,294

CUSIP No.	884768102

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	884768102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2011

Les Mines Opinaca Ltee
By:	/s/ Anna Tudela
Name:	Anna Tudela
Title:	Corporate Secretary

Goldcorp Inc.
By:	/s/ Anna Tudela
Name:	Anna Tudela
Title:	VP, Regulatory Affairs and Corporate Secretary

CUSIP No.	884768102
EXHIBIT INDEX

Exhibit
No.	Description

99.1	Joint Filing Agreement